Fusion Fuel Green Limited

10 Earlsfort Terrace

Dublin 2, D02 T380

Ireland

frederico@keyfh.com

+351 960 439 641

September 18, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green Limited Registration Statement on Form F-4 Filed August 12, 2020 File No. 333-245052

Ladies and Gentlemen:

Fusion Fuel Green Limited (“Parent”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 8, 2020, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Anticipated Tax Consequences of the Transactions, page 21

1.	We note your disclosure that the Transactions should qualify as a “reorganization” within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel’s opinion should discuss the degree of uncertainty.

We respectfully advise the Staff that we do not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, and as such, we believe that no tax opinion on the material U.S. federal income tax consequences of the transaction is required to be filed in connection with the Registration Statement. We refer to Staff Legal Bulletin No. 19 at Section III.A.1, which states that “Item 601(b)(8) of Regulation S-K requires opinions on tax matters for…other registered offerings where ‘the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing,’” and in Section III.A.2, which states “[e]xamples of transactions generally involving material tax consequences include…mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).”

We submit to the Staff that the disclosure in the Registration Statement is not meant to provide representations as to tax consequences of the transaction to any party and in fact, does not represent that the transaction will be a tax-free transaction. The tax section included in the Registration Statement is simply meant to provide certain general disclosure related to the possible tax treatment which is all dependent on a variety of factors, including, but not limited, to the type of investor involved and the holdings of such investor. We note that on pages 65, 89, 90, 91, and 93 of the Registration Statement, US Holders are advised to consult their own tax advisors as to the particular consequences to them of the conversion or exchange of HL Acquisitions Corp. (“HL”) securities for Parent securities. Further, page 89 of the Registration Statement states “BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF HL SECURITIES OR PARENT SECURITIES IN CONNECTION WITH OR FOLLOWING THE TRANSACTIONS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF HL SECURITIES AND PARENT SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS, AND THE OWNERSHIP AND DISPOSITION OF HL SECURITIES OR PARENT SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.”

We have also revised the disclosure in the Registration Statement to make clear that no actual representations are being provided. In particular, we refer to page 90 of the Registration Statement, which states “There is no guidance directly on point on how the provisions of Section 368 of the Code apply in the case of a merger of corporations with no active business and only investment-type assets. While it is possible that the Merger will qualify as a reorganization under Section 368, such qualification is not a condition of the Transactions...”

Furthermore, HL has advised us that it believes the tax consequences of the Transactions to its shareholders are not substantially material to such holders’ investment decision (as opposed to the materiality of tax consequences to a holder of a typical operating company) due to the fact that if an HL shareholder has concerns with respect to the potential tax consequences to him of the transaction, such holder may exercise his right to seek conversion of his shares to cash from the HL trust account and not become a Parent shareholder.

Because no representation as to the tax treatment of the transaction is being given and the tax consequences in this transaction are not material to an investment decision of an HL shareholder, we respectfully believe that an opinion is not required to be provided pursuant to Item 601 (b)(8) of Regulation S-K.

2.	We note your disclosure that Non-Irish Holders should not be within the charge to Irish tax on chargeable gains on the automatic conversion of their HL ordinary shares into Parent Class A Ordinary Shares, or the automatic adjustment of their HL warrants into HL Parent Warrants, pursuant to the Merger, unless the HL ordinary shares or HL warrants were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, or were used, held or acquired for use by or for the purposes of an Irish branch or agency. Please file a tax opinion as an exhibit to the filing with respect to this tax consequence, or provide your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19.

We respectfully advise the Staff that we do not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, and as such, we believe that no tax opinion on the Irish tax consequences of the transaction is required to be filed in connection with the Registration Statement.

We submit to the Staff that the disclosure in the Registration Statement is not meant to provide representations as to Irish tax consequences of the transaction to any party. Page 94 of the Registration Statement notes “This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the business combination and of the acquisition, ownership and disposal of Parent Class A Ordinary Shares and HL Parent Warrants” and page 98 of the Registration Statement cautions “THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HL SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.”

Because no representation as to the Irish tax treatment of the transaction is being given, we respectfully believe that an opinion is not required to be provided pursuant to Item 601(b)(8) of Regulation S-K.

Comparative Per Share Information, page 28

3.	Revise to disclose book value per share. Please also tell us your consideration of providing equivalent per share data. Refer to Item 3(f) of Form F-4.

We respectfully advise the Staff that we do not believe such revision is necessary. We have complied with the requirements of Item 3(f) of Form F-4, as follows:

●	Item 3(f)(1) requires that historical and pro forma per share data be presented with respect to book value per share data as of the date selected financial data is presented. We note that the weighted average shares outstanding basic and diluted used as the “denominator” in the Comparative Per Share Information is based on book values and corresponds to the financial line items in the Pro Forma Financial Information. As such, Item 3(f)(1) of Form F-4 is fulfilled.

●	Item 3(f)(2) requires that historical and pro forma per share data be presented with respect to cash dividends declared per share for the periods for which selected financial data is presented. We note that there have not been cash dividends declared for the periods included in the selected financial data, and therefore Item 3(f)(2) does not apply.

●	Item 3(f)(3) requires that historical and pro forma per share data be presented with respect to income (loss) per share from continuing operations for the periods for which selected financial data is presented. We note that Parent and HL are shell companies, and therefore Item 3(f)(3) does not apply.

Risk Factors

The Parent Class A Ordinary Shares and HL Parent Warrants may not be listed on a national securities exchange after the business combination, page 30

4.	Please describe in this risk factor the Nasdaq notice received by HL Acquisitions Corp. that such company was no longer in compliance with the Nasdaq Listing Rule 5550(a)(3) for continued listing due to its failure to maintain a minimum of 300 public holders, or tell us why this does not present a material risk.

We advise the Staff that, on July 16, 2020, HL submitted evidence of compliance with Nasdaq Listing Rule 5550(a)(3) to the staff of the Nasdaq Stock Market. Accordingly, HL requested that Nasdaq render a formal determination to continue the listing of HL’s securities. On July 20, 2020, HL received a formal notice from Nasdaq that it had regained compliance with Listing Rule 5550(a)(3) and that Nasdaq had determined to close the matter. Because HL is in compliance with all continued listing requirements of the Nasdaq Stock Market, the previous notice of non-compliance does not present a material risk.

The Business Combination Proposals

Background of the Transactions, page 75

5.	Please expand your disclosure to clarify how the minimum cash condition and business combination consideration were determined, including the issuance to Fusion Fuel at closing of 2,125,000 Class B ordinary shares and warrants to purchase 2,125,000 ordinary shares and 1,137,000 Class A ordinary shares and warrants to purchase 1,137,000 ordinary shares upon achievement of certain earn-out targets.

We advise the Staff that, in connection with Parent’s sale of approximately $25 million of Parent Class A Ordinary Shares in a private placement, which sale will close simultaneously with the closing of the business combination, and the related amendment and restatement of the Business Combination Agreement, the minimum cash condition was removed. We have revised the disclosure on the prospectus and proxy statement cover pages and on pages 7, 14, 20, 21, 29, 73, 80, 101, and 102 of the Registration Statement to reflect these developments. We have also revised the disclosure on page 78 of the Registration Statement to clarify how the business combination consideration was determined, including the issuance to Fusion Fuel at closing of 2,125,000 Class B ordinary shares and warrants to purchase 2,125,000 ordinary shares and 1,137,000 Class A ordinary shares and warrants to purchase 1,137,000 ordinary shares upon achievement of certain earn-out targets.

6.	We note you disclose on page 34 that the HL board relied on Webber Research’s valuation of Fusion Fuel’s business in approving the Transactions and you disclose on page 81 that the HL Board gave “considerable weight” to Webber Research’s extensive financial evaluation of Fusion Fuel’s business, as well as the business of comparable publicly traded companies. We further note you disclose on page 35 that in conducting its analysis, Webber Research relied upon projections with respect to the future financial performance of Fusion Fuel prepared by management of Fusion Fuel and the assessments of the management of HL and Fusion Fuel as to Fusion Fuel’s existing and future infrastructure, contracts, products, technology, services, and projects. Please revise to disclose the information required by Item 4(b) of Form F-4 and include the valuation as an exhibit as required by Item 21(c) to Form F-4. In addition, file the consent of Webber Research as an exhibit. Please ensure you discuss the methods and assumptions used to determine the fair market value of Fusion Fuel, including the comparable publicly traded companies analysis and the specific financial information and projections provided by Fusion Fuel.

We have revised the disclosure on pages 82-85 of the Registration Statement and have filed the valuation of Webber Research as Annex D and the consent of Webber Research as an exhibit to the Registration Statement, as requested.

Satisfaction of 80% Test, page 82

7.	Please revise your disclosure to provide qualitative and quantitative information as to how you determined the fair value of Fusion Fuel and to clarify how the board of directors determined the fair value of the consideration issued to the shareholders of Fusion Fuel satisfied the 80% test.

We have revised the disclosure on pages 82-86 of the Registration Statement as requested.

Accounting for the Transactions, page 103

8.	You determined that the transaction will be accounted for as a reverse merger whereby Fusion Fuel will be the accounting acquirer. Please provide us with a summary of the analysis you performed pursuant to IFRS 3.6 and 3.7 in making this determination. Address for us each of the factors outlined in paragraphs B13 through B18 of IFRS 3. In this regard, we note that HL Acquisition’s existing stockholders are expected to own approximately 76.8% of the voting power of the Parent Ordinary Shares outstanding. Additionally, tell us what consideration you gave to 1) the outstanding HL Acquisition warrants to purchase 7,750,000 Class A ordinary shares in your analysis, and 2) the automatic conversion of the Parent Class B ordinary shares into an equal number of Parent Class A Ordinary Shares on December 31, 2023.

We advise the Staff that, because the consideration involves exchange of equity interests and warrants, and no cash consideration, we have identified the accounting acquirer based on IFRS 3.6 and 3.7 application guidance. We direct the Staff to the guidance in IFRS 3.B15-B16 that the following facts and circumstances should be considered in identifying the accounting acquirer:

a.	the relative voting rights in the combined entity after the business combination;
b.	the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest;
c.	the composition of the governing body of the combined entity;
d.	the composition of the senior management of the combined entity;
e.	the terms of the exchange of equity interests; and
f.	the relative size of the entities.

a.	Relative voting rights

HL entered into the Business Combination Agreement on June 6, 2020. On such date, HL had 6,561,251 ordinary shares outstanding, which amount includes an aggregate of 401,984 ordinary shares that had been redeemed by public shareholders prior to such date.

Number of shares pre-close	6 Jun’20
Common shares	5,098,016
Underwriter’s shares	88,235
Founders’ shares	1,375,000
Total ordinary shares pre-close	6,561,251

The calculation below summarizes the ownership structure, assuming the business combination closed on June 6, 2020, (i) with no further redemption of shares and (ii) adjusted for maximum redemption of all then-outstanding common shares of 5,098,016. The redemption price used was $10.56 per share, which represents the per share amount held in HL’s trust account on June 6, 2020.The EUR USD rate used is 1.134.

Change in no. of shares - existing shareholders	No further redemption	Adj. max redemption
Conversion of Rights into 0.1 common shares	550,000	550,000
Redemption of shares	-	(5,098,016)
Change in Common shares	550,000	(4,548,016)

Conversion of Underwriter’s Unit Purchase Option (“UPO”) to 0.2 underwriter’s shares	50,000	50,000
Change in Underwriter’s shares	50,000	50,000

Forfeiture of Founder shares	(125,000)	(125,000)
Change in Founder shares	(125,000)	(125,000)

Number of shares post-close	No further redemption	Adj. max redemption
Common shares	5,648,016	550,000
Underwriter’s shares	138,235	138,235
Founders’ shares	1,250,000	1,250,000
Existing shareholders - ordinary shares	7,036,251	1,938,235

Class B shares to Fusion Fuel Shareholders	2,125,000	2,125,000
New shareholder - ordinary shares	2,125,000	2,125,000

Total ordinary shares	9,161,251	4,063,235

Since the consideration to the Fusion Fuel Shareholders includes warrants in addition to ordinary shares, we have assessed whether the possibility to convert such warrants to ordinary shares should be included in the ownership calculation. We submit to the Staff that the assessment under IFRS 3 is done as of the acquisition date, which for this purpose was determined to be June 6, 2020. As of June 6, 2020, the closing share price of HL’s ordinary shares on Nasdaq was $10.55. The warrants, which when issued will be exercisable for a period of five years, have a strike price of $11.50. Therefore, at June 6, 2020, the warrants are determined to be out-of-the-money. As such, there are no voting rights associated with the warrants as of the acquisition date and, accordingly, the 2,125,000 warrants awarded to Fusion Fuel have not been included in the determination of what party is the accounting acquirer.

Ownership calculation

Ownership structure post-close	No further redemption (No. of shares)	No further redemption (in %)	Adj. max redemption (No. of shares)	Adj. max redemption (in %)
Common shares	5,648,016	61.7%	550,000	13.5%
Underwriter’s shares	138,235	1.5%	138,235	3.4%
Founders’ shares	1,250,000	13.6%	1,250,000	30.8%
Existing shareholders	7,036,251	76.8%	1,938,235	47.7%

Class B to Fusion Fuel Shareholders	2,125,000	23.2%	2,125,000	52.3%
New shareholder	2,125,000	23.2%	2,125,000	52.3%

Total	9,161,251	100.0%	4,063,235	100.0%

In the Transactions, a new class of ordinary shares with certain protective rights will be introduced (the Parent Class B Ordinary Shares). A total of 2,125,000 Parent Class B Ordinary Shares will be issued to the Fusion Fuel Shareholders. As long as a minimum of 1,700,000 Parent Class B Ordinary Shares continue to be held by the Fusion Fuel Shareholders or their affiliates or permitted transferees, these shares will have certain protective rights, including the right to approve any liquidation, sale of substantially all assets or equity, merger, consolidation, or similar transaction of Parent, amendments to Parent’s M&A, the creation or issuance of any new class or series of capital stock or equity securities convertible into capital stock of Parent, changes to the size of Parent’s or Fusion Fuel’s board of directors, and the removal of any member of Fusion Fuel’s board of directors. With such protective provisions, the holders of Parent Class B Ordinary Shares will be able to veto certain actions in a way that their relative ownership would not otherwise permit.

Based on the calculations above, existing HL shareholders would as a group (even though the ownership is currently dispersed among a great number of shareholders) have the majority of the voting rights only in the alternative in which no further redemption of HL common shares is assumed to occur. Moreover, that majority will be reduced to 60.6% due to the issuance of 2,450,000 Parent Class A Ordinary Shares at the closing of the Transactions pursuant to subscription agreements entered into by Parent and 34 accredited investors, effective as of August 25, 2020 (the “PIPE”) and falls to a minority percentage of 29.8% if the maximum number of redemptions is assumed to occur. Taking into account the PIPE, the percentages with no redemptions are: Fusion 18.3%, HL 60.6%, PIPE Investors 21.1%. The percentages with maximum redemptions are: Fusion 32.6%, HL 29.8%, PIPE Investors 37.6%.

Assuming that actual redemption levels will fall somewhere between the no redemptions alternative and the maximum redemptions alternative, and taking into account the protective provisions of the Parent Class B Ordinary Shares to be held by the Fusion Fuel Shareholders, this factor favors finding Fusion Fuel as the accounting acquirer.

b.	Large voting interest

The Fusion Fuel Shareholders will hold a 23.2% interest and a 52.3% interest, without further redemptions and with maximum redemption of shares, respectively (which percentages, after taking into account the PIPE Investors, would be 18.3% and 32.6%, respectively). That interest could increase significantly in the event the contingent consideration is earned. The contingent consideration, should it be earned, would increase the holdings of Fusion Fuel shareholders to a 31.7% interest and a 62.7% interest, without further redemption and with maximum redemption of shares, respectively (which percentages, after taking into account the PIPE Investors, would be 25.6% and 42.6%, respectively). This would suggest that the Fusion Fuel Shareholders would have a significant ability to influence shareholder votes, and a larger interest than any other shareholder or group.

The next largest shareholder group, the HL Sponsors, would have a 13.6% interest and a 30.8% interest, without further redemptions and with maximum redemption of shares, respectively, without giving effect to the PIPE. When compared to the Fusion Fuel Shareholders, this supports the proposition that the Fusion Fuel Shareholders have a large minority voting interest in the combined entity and no other owner or organized group of owners has a significant voting interest, in accordance with the guidance on IFRS 3. The relatively high minority share to be held by the Fusion Fuel Shareholders in the no further redemption alternative, and the majority share of the Fusion Fuel Shareholders in the maximum redemption alternative, would indicate Fusion Fuel as the accounting acquirer. The protective rights of the Parent Class B Ordinary Shares would add to the influence of this block of shares, as the Fusion Fuel Shareholders would have the ability to block a number of proposals proposed by other shareholders.

c.	Composition of the governing body

The Business Combination Agreement between HL, Fusion Fuel, and the other parties thereto provides for a board of directors comprised of up to seven directors. The Business Combination Agreement provides that the Fusion Fuel Shareholders will nominate up to four members of Parent’s initial board of directors and the HL Sponsors will nominate up to three members of Parent’s initial board of directors, which slate of directors will be submitted to a vote of and ultimately elected by the HL shareholders. Parent’s board of directors is classified into three separate classes of directors and each class of directors will serve for a period of three years (except that the term of the initial Class I directors expires at Parent’s annual meeting to be held in 2021 and the term of the initial Class II directors expires at Parent’s annual meeting to be held in 2022). The initial composition of Parent’s board of directors indicates Fusion Fuel is the acquirer.

d.	Composition of senior management

The management of the combined company will be provided by affiliates of the Fusion Fuel Shareholders. The current officers and directors of Fusion Fuel will be officers and directors of Parent: Joao Teixeira Wahnon will be Chief of Business Development, Frederico Figueira de Chaves will be Chief Financial Officer and Jaime Silva will be the company’s Chief Technology Officer. Management will be based in Portugal, where Fusion Fuel’s management is currently located. These facts indicate that Fusion Fuel is the accounting acquirer.

e.	Terms of the exchange of equity interests

As per IFRS guidance (IFRS 3 Appendix B15), the acquirer is usually the party that pays more than the pre-combination fair value for the other combining entity. Valuation firm Webber Research and Advisory LLC has estimated the value of Fusion Fuel’s equity to be approximately $55.5 million. HL’s sole asset is the approximately $53.8 million of cash held in its trust fund as of June 6, 2020. In a no premium merger, the Fusion Fuel Shareholders ought to have received 50.7% of the shares of the combined company, with HL shareholders receiving 49.3% of the shares. Instead, assuming no further redemptions, and without taking into account the shares to be issued in the PIPE, HL shareholders would own 76.8% and the Fusion Fuel Shareholders 23.2%, respectively, of the outstanding shares of the combined company. As HL shareholders will effectively be receiving a premium, this indicates that Fusion Fuel as the accounting acquirer.

f.	Relative size of the companies

Neither HL nor Fusion Fuel has any earnings, as HL is a Special Purpose Acquisition Company, while Fusion Fuel is in an early phase of its development. In terms of the companies’ respective assets, an argument could be made that HL is the accounting acquirer, as HL has $57.2 million in total assets while Fusion Fuel has €16,000 in total assets, each as at December 31, 2019. However, Fusion Fuel holds access to the key intellectual property to advance the company, and the access to the relevant employees and business relationships to commercialize the technology which was not reflected in Fusion Fuel’s balance sheet at December 31, 2019. As such, this item is not entirely conclusive but indicates that HL is the accounting acquirer.

Factors (a) through (e) indicate that Fusion Fuel is the accounting acquirer, while factor (f) indicates that HL is the accounting acquirer. We submit to the Staff that, on the balance, the evidence to support Fusion Fuel being the accounting acquirer is the strongest. By way of the Parent Class B Ordinary Shares’ protective provisions, Fusion Fuel’s control of the board of directors and the management of the combined company, the shareholders of Fusion Fuel have significant influence over Parent upon the consummation of the business combination. They will influence the strategic direction through their majority representation on the initial board of directors, their control of the operations and development of Parent through their and their affiliates’ service as management of Parent, and they will hold veto rights on any resolutions to tip the balance of power to other shareholders that could be proposed by the general assembly.

As such, we concluded that this transaction is to be considered a reverse acquisition.

With respect to the consideration given to the outstanding HL warrants to purchase 7,750,000 Parent Class A Ordinary Shares, the same analysis applies as applied to the warrants to be issued to the Fusion Fuel shareholders, as described above. As of June 6, 2020, the closing share price of HL’s ordinary shares on Nasdaq was $10.55. The warrants, which can be exercised beginning after the consummation of the Transactions for a period of five years, have a strike price of $11.50. Therefore, at June 6, 2020, the warrants are determined to be out-of-the-money. As such, there are no voting rights associated with the warrants as of the acquisition date.

As for the assessment of the future conversion of the Parent Class B Ordinary Shares into Parent Class A Ordinary Shares, we submit to the Staff that the assessment under IFRS 3 is done as of the acquisition date, determined to be June 6, 2020. While the Parent Class B Ordinary Shares may be voluntarily converted by the holders into Class A Ordinary Shares at any time and any Parent Class B Ordinary Shares remaining on December 31, 2023 will automatically convert into Parent Class A Ordinary Shares, because conversion of such shares would remove the protective provisions negotiated by the Fusion Fuel Shareholders, we determined that the Fusion Fuel Shareholders were unlikely to convert their Parent Class B Ordinary Shares upon closing of the Transactions. Our analysis is that, as of June 6, 2020, Fusion Fuel Shareholders by way of their Parent Class B Ordinary Shares and the protective provisions to be set forth in Parent’s M&A, will have significant influence over the business in what is projected to be a key development phase of the company.

Unaudited Pro Forma Condensed Combined Financial Information, page 103

9.	Please revise to disclose how you will account for the earnout consideration of up to 1,137,000 Class A ordinary shares and 1,137,000 warrants that the Fusion Fuel shareholders will receive upon meeting certain milestones. Revise to also disclose any material non-recurring charges or credits which will be incurred during the 12 months succeeding the merger and share exchange transactions, including but not limited to the potential impact of the earnouts. Refer to Rule 11-02(b)(5) of Regulation S-X.

The post-acquisition accounting effect of the earnout consideration will be accounted as a reorganization within equity and, as such, we deemed it not necessary to include additional information in the Unaudited Pro Forma Condensed Combined Financial Information (see below for details on our conclusion). Also, the description of the earnout consideration is a part of the Business Combination Agreement attached to the Form F-4 and is deemed to give sufficient information to the readers in order to make an informed investment decision. In addition, and in reference to Rule 11-02(b)(5) we have not identified for the purpose of the Unaudited Pro Forma Condensed Combined Financial Information any material non-recurring effects in the income statement which result directly from the transaction and which will be included in the Profit and Loss statements of the registrant within the 12 months succeeding the transaction. As such, we deemed it not necessary to include additional information in the Unaudited Pro Forma Condensed Combined Financial Information. However, we have included a footnote (5) in the basic and diluted weighted average shares outstanding (adjustment (f) in the Pro Forma Profit and Loss) specifying that the HL warrants to purchase 7,750,000 Parent Class A Ordinary Shares (assessed as being out of the money) and the contingent consideration of up to 1,137,000 Parent Class A Ordinary Shares and 1,137,000 warrants are excluded for the determination of weighted average shares because the inclusion of these securities would be anti-dilutive.

We deemed it not necessary to include additional information in the Unaudited Pro Forma Condensed Combined Financial Information relating to the earnout because the earnout consideration, if achieved, will be settled by means of equity instruments (shares and warrants), and not cash. We direct the Staff to IFRS 3 para 58 for guidance. As IFRS 2 does not have a comprehensive guidance on how to account for asset acquisitions in a reverse take-over situation, IFRS 3 and especially IFRS 3.58(a) as well as IFRS 3.40 provide guidance that we have applied to these facts and circumstances. IFRS 3.58(a) and IFRS 3.40 provide that if the probabilities of achieving the milestones triggering contingent consideration change in preceding reporting periods, the estimated value of the contingent consideration is not to be remeasured.

Finally, an important determination with regards to the contingent consideration is whether the earn-out is considered compensation for post-acquisition services or part of the acquisition price. We have assessed the two following key criteria:

●	Who are the beneficiaries of the contingent consideration? That is, does the achievement benefit the management team in particular, or are the recipients all shareholders?

●	Are there clauses locking in management in order for the contingent consideration to vest?

The contingent consideration stipulated in the Business Combination Agreement applies equally to all Fusion Fuel Shareholders who hold Class A shares of Fusion Fuel. Some of the ultimate beneficial owners of the Fusion Fuel Shareholders will become members of Parent’s executive team after the completion of the Transactions. However, there are shareholders who will have no active involvement in Parent and no direct influence in ensuring the contingent consideration is achieved or not. Further, whether the contingent consideration is earned is not tied to continued employment of any of the Fusion Fuel Shareholders who are employees. It is therefore our assessment that the earn-out not is not deemed as employee compensation expense in the post-combination period and should be considered part of the acquisition price.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2020, page 105

10.	You reduced your cash and cash deposit by $1.9 million in adjustment (h), but you did not describe what the adjustment represents. Revise the pro forma footnotes to describe what adjustment (h) represents.

We have revised the disclosure on page 110 of the Registration Statement as requested. We also note that the adjustments and corresponding explanations in footnotes to the Unaudited Pro Forma Condensed Combined Balance Sheet have been reworked due to the effects of the PIPE Investment.

11.	You disclose that Pro Forma adjustment (i) represents the cash disbursement to holders of the redeemable ordinary shares for the redemption of ordinary shares that could be redeemed in connection with the Business Combination, assuming Maximum Redemptions on page 106. However, you do not disclose any adjustment (i) in your pro forma balance sheet at June 30, 2020. Please revise as necessary.

We note for the Staff that adjustment (i) was a duplicate of adjustment (f2). Adjustment (i) has been removed. We also note that the adjustments and corresponding explanations in footnotes to the Unaudited Pro Forma Condensed Combined Balance Sheet have been reworked due to the effects of the PIPE Investment. We direct the Staff to the revised disclosures on pages 107-114 of the Registration Statement.

The PIPE Proposal, page 129

12.	Please expand your disclosure to disclose the percentage of voting ordinary shares that will be held by the PIPE Investors.

We have revised the disclosures on pages 14, 73, and 133 of the Registration Statement as requested.

Business of Fusion Fuel, page 143

13.	Please state the current stage of development and production of your Hydrogen Generator and include a detailed plan of operations. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including the timelines and associated costs accompanying each proposed step in your business plan. For example, we note you disclose that Fusion Fuel’s Evora Project is scheduled to start construction in the second half of 2020 and is due to be completed between the end of 2020 and the end of the first quarter of 2021. Please disclose whether you have received all Plant Permits or the status of such permits.

We have revised the disclosure on page 147 of the Registration Statement as requested.

14.	Please revise to discuss any material impacts COVID-19 has had on your business and operations. In that regard, we note your risk factor disclosure on page 46 states that the COVID-19 pandemic has affected and may continue to affect Fusion Fuel’s business and that Fusion Fuel’s research and development, sales, marketing, installation and operations and maintenance activities have been delayed or disrupted.

We advise the Staff that the COVID-19 pandemic has not had a material impact on Fusion Fuel’s business and operations. We have revised the risk factor disclosure on pages 46-47 of the Registration Statement accordingly.

Recognition by Local Authorities and Main Energy Stockholders, page 144

15.	Please revise to clarify how Fusion Fuel began collaborating with the Portuguese Department of Energy and the Secretariat of State on Portugal’s contribution to the European commitment to a hydrogen economy and the year in which such collaboration commenced. Also, please disclose how Fusion Fuel “plans” to collaborate on the Green Flamingo project and whether there are any agreements formalizing their participation. In that regard, we note you disclose on pages 145 and 149 that your Sines 1-5 projects are expected to run from 2020-2025 and on page 149 that you are in “discussions” for projects in Sines, Portugal as part of Portugal’s Hydrogen Strategy.

We have revised the disclosures on pages 148-149 and 153-155 of the Registration Statement as requested.

Company History, page 145

16.	Please revise to provide more details regarding the University study that tested your technology, including the purpose of such study and the results obtained. Please also define “sound function” and “stated performance targets” that were validated by the University.

We have revised the disclosure on page 149 of the Registration Statement as requested.

Markets/Geography & Order Status, page 149

17.	Please provide the source information for the chart on page 149.

We have provided the source information on page 153 of the Registration Statement as requested.

Fusion Fuel’s Liquidity and Capital Resources, page 158

18.	Please discuss Fusion Fuel’s sources of liquidity and your capital requirements for the next 12 months. Please also disclose the estimated cost of the Evora Project and how you plan to finance the Evora Project and Sines 1 Project. In that regard we note you state that you expect to secure financing “after their completion.”

We have revised the disclosure on page 162 of the Registration Statement as requested.

Dissenter’s Rights, page 169

19.	Please clarify whether a shareholder must vote against the merger to exercise dissenter rights.

We have revised the disclosure on page 174 of the Registration Statement as requested.

Exhibits

20.	We note you disclose that you have entered into three agreements with MagP that are critical to your business. Please file such agreements as exhibits to your registration statement or explain why you believe that you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We have filed such agreements as exhibits to the Registration Statement, as requested.

21.	Please file an opinion as to the legality of the HL Parent Warrants being registered pursuant to your registration statement. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

We have filed the form of opinion of Feinberg Hanson, LLP as to the legality of the HL Parent Warrants as Exhibit 5.2 the Registration Statement, as requested.

General

22.	We note there will be a concentration of ownership post-Transactions. Please clarify whether you will be a “controlled company” under the definition of the NASDAQ stock exchange after the Transactions and provide appropriate disclosure in your prospectus summary, risk factors and elsewhere, as appropriate. Include disclosure of any exemptions available to you as a result and whether or not you currently intend to use any such exemptions.

We respectfully advise the Staff that, although there will be a concentration of ownership post-Transactions, we will not be a “controlled company” under the definition of the Nasdaq Stock Market after the Transactions unless the maximum number of redemptions takes place and the PIPE does not close. Even if this occurs and we could be characterized as a “controlled company”, we do not intend to avail ourselves of any of the exemptions available to “controlled companies” under the Nasdaq rules.

We refer the Staff to Nasdaq Listing Rule 5615(c)(1), which defines controlled company as “a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.”

No individual, group or other company will hold in excess of 50% of the voting power for the election of directors of Parent, unless the maximum number of redemptions takes place and the PIPE does not close, which we do not anticipate to be the case. We have revised our disclosure to remove the necessity for the HL Sponsors and the Fusion Fuel Shareholders to enter into a Shareholders Agreement prior to Closing. Parent’s post-Transaction board of directors will be elected by the shareholders of HL, none of whom hold in excess of 50% of the voting power for such election or are party to any voting agreements that would direct any of their voting activity. There was and is no intention for any of the parties to enter into an agreement that directs voting for the election of Parent’s directors after the consummation of the Transactions, as the Shareholders Agreement was contemplated to nominate directors to Parent’s board who will serve on Parent’s initial board of directors after consummation of the Transactions, but did not contemplate nomination, designation, or election of directors after the initial slate. The protective provisions of the Parent Class B Ordinary Shares give the holders thereof certain veto rights over the election of directors, but do not give such holders affirmative voting power for the election of directors.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Director and Secretary, Fusion Fuel Green Limited